APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

White Elk Tea & Coffee Company
Balance Sheet - unaudited
For the period ended 9/28/20

	Current Period
	9/28/20
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	**$ -**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-

Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

I, Christopher Michael Perron, certify that:

1. The financial statements of White Elk Tea And Coffee Company included in this Form are true and complete in all material respects; and

2. The tax return information of White Elk Tea And Coffee Company has not been included in this Form as White Elk Tea And Coffee Company was formed on 09/16/2020 and has not filed a tax return to date.

Signature   *Christopher Michael Perron*

Name: Christopher Michael Perron

Title: Founder